




Statement of Financial Condition and Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control

Wedbush Securities Inc.

(SEC Identification No. 8-12987)

June 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/16___ AND ENDING ___06/30/17___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wedbush Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilshire Boulevard
(No. and Street)

Los Angeles   California   90017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David T. Weaver   (213) 688-8000
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

515 South Flower Street, 41st Floor   Los Angeles   California   90071
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Edward W. Wedbush and David T. Weaver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedbush Securities Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, director or relative of officers and directors has any proprietary interest in any account classified solely as that of a customer, except for receivables from and payables to officers, directors and relatives in the amounts of $16,301,000 and $99,521,000, respectively.



MAGALY IGLESIAS
Notary Public - California
Los Angeles County
Commission # 2168644
My Comm. Expires Nov 10, 2020

_____
Signature

President
_____
Title

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒   Schedules of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wedbush Securities Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. (the Company) as of June 30, 2017, and the related notes (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wedbush Securities Inc. as of June 30, 2017 in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules 1, 2, 2a, 3, 4 and 5 (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statement. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statement as a whole.

RSM US LLP

Los Angeles, California
August 24, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2017

Assets		
Cash and cash equivalents	$	16,897,000
Cash and securities segregated for the benefit of clients		2,646,253,000
Receivables		
Brokers, dealers and clearing organizations		610,274,000
Clients, less reserves of $2,214,000		577,033,000
Securities borrowed		2,712,951,000
Other		25,411,000
Securities purchased under agreements to resell		286,290,000
Securities owned, at fair value		76,835,000
Deferred tax assets, net		15,157,000
Other assets		21,656,000
Total assets		**6,988,757,000**

Liabilities and shareholder's equity		
Short-term financing		75,885,000
Payables		
Brokers, dealers and clearing organizations		110,328,000
Clients		3,924,129,000
Securities loaned		2,246,512,000
Securities sold under repurchase agreements		270,654,000
Securities sold, not yet purchased, at fair value		32,873,000
Accounts payable and accrued liabilities		69,828,000
Total liabilities		**6,730,209,000**

Shareholder's equity		
Common shares, $0.10 stated value; authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Parent treasury shares, 109,651 shares		(1,885,000)
Additional paid-in capital		12,605,000
Retained earnings		247,128,000
Total shareholder's equity		**258,548,000**
Total liabilities and shareholder's equity	$	**6,988,757,000**

See accompanying notes to statement of financial condition

(1) Organization and Summary of Significant Accounting Policies

Wedbush Securities Inc. (the Company) is an investment firm headquartered in Los Angeles that provides brokerage, clearing, investment banking, equity research, public finance, fixed income, sales and trading, and asset management services to individual, institutional and corporate clients predominately located in the United States of America. The Company is dually registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a clearing member of the New York Stock Exchange and Chicago Mercantile Exchange, as well as other stock and commodity exchanges. The Company is also a registered investment advisor with the SEC. The Company is wholly owned by WEDBUSH, Inc. (Parent).

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) Fair Value

Assets and liabilities are stated at fair value. Certain assets and liabilities, including Cash and cash equivalents, Cash and securities segregated for the benefit of clients, Client receivables and payables, Securities borrowed and loaned, Securities purchased under agreements to resell, Securities sold under repurchase agreements, Short-term financing, Accounts payable and accrued liabilities, and Receivables from and Payables to brokers, dealers and clearing organizations, have a carrying value that approximates fair value. The Company's financial instruments are carried at fair value and recorded on a trade-date basis.

(d) Revenue Recognition

Transaction fees revenues and related expenses are recorded on a trade-date basis as securities transactions occur and primarily include commissions earned from private client services, correspondent and institutional clients.

The Company recognizes interest income on an accrual basis. Premiums and discounts on mortgage-backed securities are amortized or accreted into income using the effective interest method over the life of the related security, as adjusted for anticipated prepayments.

Revenues from investment banking are recognized when the services related to the underlying transaction are completed under the terms of the engagement. Underwriting revenues are presented net of related expenses.

Asset management fees are recognized monthly as earned and are based on the value of the assets in the clients' account balance at the end of the prior quarter.

Securities services revenues include correspondent trading and equity research fees. Additionally, securities services include per account fees such as revenues from fee-based accounts and IRA fees, which are recognized into income as earned over the term of the contract.

(e) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated at exchange rates at the end of a period.

(f) Cash and Cash Equivalents

The Company maintains cash in accounts held by major banks and financial institutions which, at times, exceed the amounts insured by the U.S. government. The Company has not experienced any losses related to these balances. Cash equivalents include money market funds not held for resale with original maturities of three months or less.

(g) Resell and Repurchase Agreements

Resell and repurchase agreements are collateralized financing transactions and are recorded at their contracted amounts, with accrued interest. Contract values approximate fair value. It is the policy of the Company to obtain collateral with a fair value equal to, or in excess of, the principal amount loaned under repurchase transactions. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on the resell and repurchase transactions as of June 30, 2017:

	Contract Value	Fair Value
Resell Agreements		
Securities purchased under agreements to resell	$ 286,290,000	$ 287,618,000
Repurchase Agreements		
Securities sold under repurchase agreements	$ 270,654,000	$ 272,053,000

(h)   Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at June 30, 2017. At June 30, 2017, the fair value of exchange memberships was $2,907,000 and is included in Other assets in the Statement of Financial Condition.

(i)   Intangible Assets

The Company accounts for the disposition of long-lived intangible assets subject to amortization and impairment in accordance with FASB Accounting Standards Codification (ASC) 360, *Property, Plant and Equipment*. Management assesses potential impairments whenever events or changes in circumstances indicate that the carrying value of an asset (or asset group) may not be recoverable. An impairment loss should be recognized when the carrying value exceeds its fair value. During the year ended June 30, 2017, the Company has not performed any impairment tests as no events or circumstances have indicated a potential impairment. The Company amortizes the definite life intangible assets on a straight-line basis over their useful life.

(j)   Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years after December 15, 2018 for public business entities. Early adoption is permitted. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition.

(2)   Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash, certificates of deposit, short-term investments purchased under agreements to resell and securities owned according to the regulatory standards of Rule 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts and are exclusively for the benefit of clients. Cash is held in money market deposit accounts at banks. Short-term investments are purchased under agreements to resell and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. treasuries and securities guaranteed by the U.S. government. Segregated securities owned consist of securities guaranteed by the U.S. government.

Clients' funds, regulated under the Commodity Exchange Act, as amended, are required to be segregated from the funds of the Company and its employees. Customers' segregated funds and equities in

customers' regulated trading accounts, as shown in the Statement of Financial Condition, do not reflect the market value of options positions owned by customers and securities owned by customers and held by the Company as collateral or as margin.

The following is a disaggregation of Cash and securities segregated for the benefit of clients as of June 30, 2017:

Cash	$	1,128,663,000
U.S. government securities		195,016,000
Short-term investments purchased under agreements to resell		1,322,574,000
Total cash and securities segregated for the benefit of clients	**$**	**2,646,253,000**

The fair value of the short-term investments obtained from counterparties as collateral on the resell transactions was $1,354,357,000 as of June 30, 2017.

At June 30, 2017, assets segregated or held in separate accounts under Commodity Exchange Act regulations are as follows:

Segregated for clients trading on U.S. futures exchanges		
Cash	$	557,883,000
Deposits with clearing organizations		564,229,000
Receivable from clearing organizations		5,073,000
Total cash and securities segregated for the benefit of clients	**$**	**1,127,185,000**
Held in separate accounts for foreign futures and options clients		
Cash	$	6,636,000
Deposits with clearing organizations		7,036,000
Payable to clearing organizations		(71,000)
Total held in separate accounts for foreign futures and options clients	**$**	**13,601,000**

Balances in the table above, with the exception of cash, are included in Receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition, whereas cash is included in Cash and securities segregated for the benefit of clients in the Statement of Financial Condition.

(3)   Clients Receivables and Clients Payables

Amounts receivable from and payable to clients include amounts due or held in cash and on margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities, cash commodities and options on futures contracts owned by clients and held as collateral or as margin is not reflected in the Statement of Financial Condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the reserve include past experience, degree of concentration and quality of collateral. Receivables are presented net of reserves. The reserve as of June 30, 2017 was $2,214,000.

Wedbush Securities Inc.
Notes to Statement of Financial Condition - continued
June 30, 2017

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading activities and consist of the following as of June 30, 2017:

Securities failed to deliver	$	100,115,000
Amounts due from brokers, dealers and clearing organizations		406,859,000
Deposits with clearing organizations		103,300,000
Total receivables from brokers, dealers and clearing organizations	**$**	**610,274,000**
Securities failed to receive	$	83,766,000
Amount due to brokers, dealers and clearing organizations		26,562,000
Total payables to brokers, dealers and clearing organizations	**$**	**110,328,000**

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

Net payables related to unsettled trades are included in Payables to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(5) Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The cash collateral is adjusted daily to reflect changes in the current value of the underlying securities.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include Securities owned, Securities segregated for the benefit of clients and Securities sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under FASB ASC 820, *Fair Value Measurement and Disclosures,* as the price that would be received to sell an asset, or would be paid to settle a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

(b) *Valuation Technique*

Securities owned, and securities sold, not yet purchased that are reported as Level 1 are based on quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes or other model-based valuation techniques, and are reported as Level 2.

(c) Detail of Financial Instruments

The following table presents financial instruments at fair value as of June 30, 2017:

	Level 1	Level 2	Level 3	Balance at June 30, 2017
Assets				
Securities owned				
U.S. agency and municipal securities	$ -	$ 64,818,000	$ -	$ 64,818,000
Corporate debt securities	-	453,000	-	453,000
Corporate equities				
Business services	878,000	-	-	878,000
Consumer products	245,000	-	-	245,000
Financials	1,789,000	-	-	1,789,000
Industrials	703,000	-	-	703,000
Healthcare	21,000	-	-	21,000
Technology	37,000	-	-	37,000
Other industries	7,361,000	-	-	7,361,000
Listed options	530,000	-	-	530,000
Total securities owned	**$ 11,564,000**	**$ 65,271,000**	**$ -**	**$ 76,835,000**
Securities segregated for the benefit of clients				
U.S. government securities	$ -	$ 195,016,000	$ -	$ 195,016,000
Total securities segregated for the benefit of clients	**$ -**	**$ 195,016,000**	**$ -**	**$ 195,016,000**
Liabilities				
Securities sold, not yet purchased				
U.S. government securities	$ 26,730,000	$ -	$ -	$ 26,730,000
Corporate debt securities	-	42,000	-	42,000
Corporate equities				
Business services	165,000	-	-	165,000
Consumer products	1,351,000	-	-	1,351,000
Financials	2,570,000	-	-	2,570,000
Industrials	358,000	-	-	358,000
Healthcare	180,000	-	-	180,000
Technology	466,000	-	-	466,000
Other industries	1,011,000	-	-	1,011,000
Total securities sold, not yet purchased	**$ 32,831,000**	**$ 42,000**	**$ -**	**$ 32,873,000**

Included in Securities owned is $91,667,000 of securities pledged as collateral to various counterparties.

(d) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or client nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at June 30, 2017, at fair values of the related securities and will incur a loss if the fair values of the related securities increases subsequent to June 30, 2017.

The Company also executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer's obligations. The Company controls the risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines, and requires additional collateral when necessary. The Company requires a customer to deposit additional margin collateral, or reduce positions, if it is determined that the customer's activities may be subject to above-normal market risks.

(7)   Offsetting of Financial Assets and Liabilities

The Company has securities borrowed and securities loaned that are subject to master netting arrangements. Under U.S. GAAP, in certain circumstances, the Company may elect to present certain financial assets, liabilities and related collateral subject to master netting arrangements in a net position in the Statement of Financial Condition. However, the Company does not report any of these financial assets or liabilities on a net basis, and instead presents them on a gross basis in the Statement of Financial Condition. Additionally, the Company does not report derivative positions on a net basis.

(8)   Credit Risk

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers and futures commission merchants. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(9)   Derivatives

FASB ASC 815, *Derivatives and Hedging*, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges," and those that do not qualify for such accounting. The Company's derivatives are carried at fair value and do not qualify for ASC 815 hedge accounting treatment.

The Company enters into futures contracts to hedge interest rate and market risk on a portion of its trading inventory.

The following table details the notional and fair value of the Company's derivative positions as of June 30, 2017:

	Notional Value	Fair Value
Asset Derivatives		
Futures - long contracts	$ 77,000	$ 2,000
Futures - short contracts	$ 4,422,000	$ 30,000
Liability Derivatives		
Futures - short contracts	$ 7,147,000	$ 121,000

(10) Intangible Assets

Intangible assets are included as components of Other assets in the Statement of Financial Condition. The intangible assets are subject to evaluations for impairment on an annual basis unless circumstances warrant a more frequent assessment.

In July 2014, the Company acquired select assets of Crossland LLC, including its futures execution and clearing operations, in addition to $1,000,000 of non-compete agreements. The transaction provided a more expansive range of centralized services across the equities, fixed income, options and futures markets for the Company's combined client base. In April 2016, the Company and selling members amended the purchase agreement and the Company made payments of $992,000 to the selling members in exchange for cancellation of the earn-out provisions. The intangible assets are being amortized on a straight-line basis through June 30, 2018, the date on which the non-compete agreements expire.

In December 2014, the Company acquired certain assets of KCG Americas LLC related to its agency futures operations, previously doing business as KCG Futures, including $298,000 of non-compete agreements. In addition to the initial consideration, the acquisition agreement also provides for additional consideration to be paid in amounts ranging from $500,000 to $1,500,000 over the next four years if certain performance conditions are met. The transaction continues to build the Wedbush Futures' offerings and enhances the firm's service by expanding its futures, foreign exchange and cross asset class margin clearing, execution and custody capabilities. The intangible assets are being amortized on a straight-line basis over a period of four years.

The following is a summary of the non-compete agreements as of June 30, 2017:

Non-compete agreements	$ 2,639,000
Less accumulated amortization	(1,354,000)
Net intangibles	**$ 1,285,000**

Amortization of the non-compete agreements is to be recorded in subsequent years as follows:

Fiscal Years Ending	Non-compete agreements
2018	$ 1,254,000
2019	31,000
Total	**$ 1,285,000**

(11) Share-Based Compensation – Options and Awards

During fiscal year 2014, the Parent established a new stock options and awards plan (2014 Plan) to replace the existing plan (2003 Plan) (combined, the Plans) expiring during the 2014 fiscal year. The 2014 Plan is authorized to issue up to 950,000 shares and options to acquire common shares of the Parent. This is in addition to the 1,040,000 shares authorized under the 2003 Plan. Both of the Plans' terms and conditions, including vesting, are determined by the Parent's Board of Directors, and restrictions may be applied to awards under the Plans. Options are issued at the fair value of the underlying Parent shares on the grant date and generally become exercisable ratably over four years and expire five years after the option becomes exercisable. Restricted awards in Parent shares are also granted and may vest over periods ranging up to five years. The Parent issues new shares upon the vesting of share-based awards and upon the exercise of options.

The Parent also issues restricted shares as a form of compensation. Share-based compensation may be issued in the form of restricted share awards to colleagues whose compensation exceeds a certain threshold.

(a) 2014 Plan

Under the 2014 Plan, there were 32,947 unvested restricted Parent common share awards outstanding at June 30, 2017.

Options outstanding at June 30, 2017, are as follows:

2014 Plan	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Call Price Per Share
Exercisable	27,500	$ 20.30	$ 1.60
Not vested	2,500	$ 19.75	$ 0.27
Ending balance	**30,000**	**$ 20.08**	**$ 1.49**

Under the 2014 Plan, the weighted-average remaining contractual life for options outstanding was 2.1 years at June 30, 2017.

(b) 2003 Plan

Under the 2003 Plan, there were no unvested restricted Parent common share awards outstanding at June 30, 2017.

Options outstanding at June 30, 2017, are as follows:

2003 Plan	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Call Price Per Share
Exercisable	43,803	$ 27.36	$ 3.40
Not vested	-	$ -	$ -
Ending balance	**43,803**	**$ 27.36**	**$ 3.40**

Under the 2003 Plan, the weighted-average remaining contractual life for options outstanding was 1.1 years at June 30, 2017.

(12) Income Taxes

The Company is included in the filing of the Parent's consolidated tax return for federal tax purposes and in the Parent's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its Parent. The Company calculates its corresponding tax amounts on a modified separate return basis, consistent with the tax sharing agreement with the Parent, utilizing current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the Parent and corresponding consolidated group. With a few exceptions, the Parent is no longer subject to U.S. federal examinations for the years before June 30, 2014, and to state and local tax examinations for the years before June 30, 2012.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in Income tax expense.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the Statement of Financial Condition.

Included in Accounts payable and accrued liabilities in the Statement of Financial Condition are net income taxes payable to the Parent of $1,795,000 at June 30, 2017.

 The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Wedbush Securities Inc.
Notes to Statement of Financial Condition - continued
June 30, 2017

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2017:

Deferred tax assets		
Accrued expenses not yet deductible	$	4,161,000
Allowance for doubtful receivables		3,575,000
Deferred rent credit and other		2,779,000
Legal reserves		2,506,000
Amortization of book-tax difference		1,562,000
Accrued reserve		1,019,000
Depreciation		53,000
Total deferred tax assets	$	**15,655,000**
Deferred tax liabilities		
Unrealized gains not taxable	$	(498,000)
Total deferred tax liabilities		**(498,000)**
Deferred tax assets, net	$	**15,157,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the Statement of Financial Condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. Management believes that it is more likely than not that the deferred tax assets will be realized. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at the Company and Parent.

(13) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from client transactions, as defined. The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items, prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items and subjects the Company to certain notification provisions.

As an FCM, the Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain adjusted net capital, as defined, equivalent to 8% of customer and noncustomer risk maintenance margin requirements on all positions, as defined. These CFTC regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which would result in a reduction of its total net capital to less than 150% of its required minimum capital. An FCM's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies, which may have capital requirements that are greater than the CFTC's.

The Company, as a dually registered broker-dealer and FCM, is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. At June 30, 2017, the Company had net capital of $171,061,000 that was 15% of aggregate debit items and $147,719,000 in excess of the $23,342,000 required minimum net capital at that date.

(14) Short-Term Financing

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $290,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2017, there were $37,902,000 of short-term borrowings outstanding under these secured credit lines. The Company also has an uncommitted secured credit line at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2017, there were no borrowings outstanding under this credit line. In addition, the Company can borrow on demand up to a maximum of $65,000,000 unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2017, there were $37,983,000 of short-term borrowings outstanding under these unsecured credit lines. All short-term financing arrangements have de minimis committed revolver fees.

(15) Profit Sharing Retirement Plans

The Company has two trustee-directed defined contribution retirement plans qualified under Section 401(k) of the Internal Revenue Code that also cover colleagues of affiliated companies.

The Commissioned Employees' PS Retirement Plan covers eligible colleagues primarily compensated on a transaction fee and/or incentive basis. Annual contributions are a specified percentage of the voluntary colleague contributions, and are not required if earnings do not exceed defined levels. The Employees' PS Retirement Plan covers substantially all salaried colleagues. Contributions are determined by the Board of Directors of each affiliate based on a percentage of colleague compensation.

At June 30, 2017, contributions payable to the Plans were $6,570,000 and are included in Accounts payable and accrued liabilities in the Statement of Financial Condition.

(16) Commitments, Contingencies and Guarantees

(a) Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Fiscal Years Ending		
2018	$	7,777,000
2019		7,818,000
2020		7,404,000
2021		5,595,000
2022		5,207,000
Thereafter		9,963,000
Total	$	**43,764,000**

Certain leases have escalation clauses and renewal options.

In addition, the Company has entered into equipment lease agreements with an affiliate, Wedbush Leasing Inc., requiring minimum annual payments as follows:

Fiscal Years Ending		
2018	$	169,000
2019		114,000
2020		99,000
2021		30,000
2022		12,000
Thereafter		2,000
Total	$	**426,000**

(b)   Legal and Regulatory Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. Matters in which the Company is currently involved include cases primarily related to financial advisor activities and regulatory matters. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits and regulatory investigations. Management accrues for a settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the resolution of these legal and regulatory matters will not have a material impact beyond accrued settlements on the Company's Statement of Financial Condition.

(c)   Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liabilities in the

Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(17) Related-Party Transactions

In the normal course of business, colleagues, officers, directors, relatives of officers and directors, and affiliates may buy and sell securities through the Company. Receivables from officers, directors and relatives were $16,301,000 and receivables from affiliates were $9,598,000 at June 30, 2017. Payables to officers, directors and relatives were $99,521,000 and payables to affiliates were $85,686,000 at June 30, 2017. Receivables from and payables to officers, directors, relatives and affiliates are included in Client receivables and payables in the Statement of Financial Condition.

At June 30, 2017, included within the receivables from officers, directors and relatives of officers and directors, were $16,276,000 of receivables collateralized by Parent shares held in their accounts at the Company. Management believes these receivables are at market terms and rates of interest.

Notes receivable from colleagues are generally from recruiting activities and are noninterest-bearing. The notes are typically forgiven over a period of three to eight years, with a weighted-average of 5.2 years. Notes receivable from colleagues totaled $6,415,000, net of reserves of $1,381,000, at June 30, 2017. Receivables from affiliates related to intercompany transactions totaled $7,999,000 at June 30, 2017. Both notes receivable from colleagues and receivables from affiliates are included in Other receivables in the Statement of Financial Condition.

Lime Brokerage (Lime), a broker-dealer affiliated through common ownership, had a clearing deposit of $251,000, a commission payable balance of $10,000 and a clearing account balance of $2,941,000 with the Company at June 30, 2017. Periodically, the Company enters into purchase and assignment agreements with Lime, whereby the Company assumes certain Lime receivables. At June 30, 2017, the Company had no receivables assigned from Lime. The Company has an agreement to unconditionally guarantee the obligations of Lime under a master equipment lease agreement, which includes a maximum lease line of $750,000 with an initial term through May 2019. Each equipment lease is 36 months in duration and Lime is current in its obligations under the agreement. Lime has future minimum lease payments under this agreement of $59,000, $59,000 and $13,000 for the years ending June 30, 2018, 2019 and 2020, respectively.

The Parent engages in repurchase agreement transactions with the Company in order to finance its fixed income securities portfolio. In such transactions, the Parent sells the fixed income securities to the Company, under an agreement to repurchase them at a later date, in exchange for cash in an amount equal to the market value of the securities, with the securities serving as collateral on the loan. The interest rate on the loan is set at the prevailing repurchase agreement market rates for the type of securities involved in the transaction. On the repurchase date, the Parent returns the borrowed cash plus interest to the Company in exchange for the fixed income securities. At June 30, 2017, the Company had a repurchase agreement outstanding with the Parent in the amount of $2,634,000, with a fair value of $4,905,000, including accrued interest.

(18) Subsequent Events

The Company has evaluated all events subsequent to June 30, 2017, up until the date the Statement of Financial Condition was issued, and has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.

Wedbush Securities Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities
And Exchange Commission (Alternative Method) And
Regulation 1.17 of The Commodity Futures Trading Commission
June 30, 2017

		Schedule 1
Net capital		
Total shareholder's equity	$	258,548,000
Add - allowance for doubtful receivables		2,214,000
Total allowable capital		260,762,000
Deduct		
Non-allowable assets included in the statement of financial condition		
Receivables from affiliates		7,999,000
Notes receivable		6,415,000
Deferred tax assets, net		15,157,000
Other non-allowable assets		22,477,000
Non-allowable assets		52,048,000
Additional charges for customers and non-customers		23,638,000
Aged failed to deliver items		413,000
Other deductions and/or charges		8,606,000
Net capital before haircuts on securities		176,057,000
Deduct		
Haircuts on securities		
Stocks and options		1,359,000
Bonds		3,026,000
Other securities		611,000
Net capital		**171,061,000**
Net capital requirement - greater of 2% of aggregate debit balances, as defined, 8% of customer and noncustomer risk maintenance margin requirements, as defined, or $1,000,000		23,342,000
Excess net capital	$	**147,719,000**
Percentage of net capital to aggregate debit items		14.85%

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2017, filed on July 26, 2017, is not required as no material differences exist.

Wedbush Securities Inc.

Computation for Determination of Customer Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2017

		Schedule 2
Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$	2,649,094,000
Collateral value of customers' securities pledged at the Options Clearing Corporation		20,137,000
Monies payable against customers' securities loaned		130,317,000
Customers' securities failed to receive		78,230,000
Credit balances in firm accounts which are attributable to principal sales to customers		617,000
Market value of short securities and credits in all suspense accounts over 30 calendar days		1,485,000
Other		70,340,000
Total credit items		2,950,220,000
Debit balances		
Debit balances in customers' securities accounts		451,313,000
Securities borrowed to effectuate short sales by customers and to make delivery on customers' securities failed to deliver		551,806,000
Failed to deliver of customers' securities not older than 30 calendar days		78,155,000
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customers' accounts		70,335,000
Aggregate debit items		1,151,609,000
Less 3% of aggregate debit items required by Rule 15c3-3 when the alternative method is used		(34,548,000)
Total Rule 15c3-3 debits		1,117,061,000
Excess of total credits over total debits	$	**1,833,159,000**
Amount held on deposit in "reserve bank account," including value of qualified securities, at June 30, 2017	$	1,879,718,000
New amount in "reserve bank account," including value of qualified securities, after withdrawal on July 5, 2017	$	1,874,060,000

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2017, filed on July 26, 2017, is not required as no material differences exist.

Wedbush Securities Inc.
Formula for Determination of Proprietary Accounts of Broker
Dealers (PAB) Reserve Requirements of Broker Dealers
June 30, 2017

		Schedule 2a
Credit balances		
Free credit balances and other credit balances in PAB securities accounts	$	171,584,000
Monies payable against PAB securities loaned		7,479,000
PAB securities failed to receive		818,000
Credit balances in firm accounts attributable to PAB principal sales		29,000
Total PAB credits		179,910,000
Debit balances		
Debit balances in PAB securities accounts (excluding partly secured and unsecured receivables and accounts doubtful of collection)		133,071,000
Securities borrowed to effectuate short sales by PAB and to make delivery on PAB securities failed to deliver		47,916,000
Failed to deliver of PAB securities not older than 30 calendar days		2,641,000
Total PAB debits		183,628,000
Excess of total debits over total credits	$	(3,718,000)
Amount held on deposit in "reserve bank account," including value of qualified securities, at June 30, 2017	$	7,000,000
New amount in "reserve bank account," including value of qualified securities, after withdrawal on July 5, 2017	$	5,000,000

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2017, filed on July 26, 2017, is not required as no material differences exist.

Wedbush Securities Inc.

Information Relating to the Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2017

Schedule 3

State the market valuation and the number of items of:				
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	293,000	(A)
	Number of items		25	(A)
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	-	
	Number of items		-	

(A)   On 7/14/2017, one of these items had been subsequently reduced to the Company's possession or control.

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2017, filed on July 26, 2017, is not required as no material differences exist.

Wedbush Securities Inc.
Statement of Segregated Requirements and Funds in Segregation
For Customers Trading U.S Commodity Exchanges
June 30, 2017

		Schedule 4
Segregation requirement		
Net ledger balance		
Cash	$	1,061,124,000
Securities (at market)		311,991,000
Net unrealized profit (loss) in open futures contracts traded on a contract market		48,005,000
Exchange traded options		
Market value of open option contracts purchased on a contract market		257,875,000
Market value of open option contracts granted (sold) on a contract market		(243,228,000)
Net equity		1,435,767,000
Accounts liquidating to a deficit and accounts with debit balances with no open trades		549,000
Amount required to be segregated		1,436,316,000
Funds in segregated accounts		
Deposited in segregated funds bank accounts		
Cash		527,883,000
Securities representing investments of customers' funds (at market)		30,000,000
Securities held for particular customers or option customers in lieu of cash (at market)		1,587,000
Margins on deposit with derivatives clearing organizations of contract markets		
Cash		369,351,000
Securities representing investments of customers' funds (at market)		194,878,000
Securities held for particular customers or option customers in lieu of cash (at market)		306,064,000
Net settlement due to clearing organizations of contract markets		5,073,000
Exchange traded options		
Value of open long option contracts		257,875,000
Value of open short option contracts		(243,228,000)
Segregated funds on hand		4,340,000
Total amount in segregation		1,453,823,000
Excess funds in segregation		**17,507,000**
Management target amount for excess funds in segregation		13,000,000
Excess funds in segregation over management target amount	$	**4,507,000**

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2017, filed on July 26, 2017, is not required as no material differences exist.

Wedbush Securities Inc.
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
June 30, 2017

		Schedule 5
Foreign futures and foreign options secured amounts		
Amount required to be set aside in separate Section 30.7 accounts:		
Funds on deposit in separate Section 30.7 accounts		
Cash in banks	$	20,863,000
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(3,623,000)
Net equity		17,240,000
Accounts liquidating to a deficit and accounts with debit balances - gross amount		5,000
Amount required to be set aside as the secured amount - Net Liquidating Equity Method		17,245,000
Greater of amount required to be set aside pursuant to foreign jurisdiction	$	17,245,000
Funds deposited in separate regulation 30.7 Accounts		
Cash in banks	$	6,636,000
Amounts held by clearing organizations of foreign boards of trade		
Cash		6,522,000
Amount due to (from) clearing organization - daily variation		5,805,000
Amounts held by members of foreign boards of trade		
Cash		1,029,000
Unrealized gain (loss) on open futures contracts		131,000
Total funds in separate section 30.7 accounts		20,123,000
Excess set aside for secured amount		**2,878,000**
Management target amount for excess funds in separate section 30.7 accounts		1,000,000
Excess funds in separate section 30.7 accounts over management target amount	$	**1,878,000**

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2017, filed on July 26, 2017, is not required as no material differences exist.

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors
Wedbush Securities Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Wedbush Securities Inc. (the Company) as of and for the year ended June 30, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2017 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Los Angeles, California
August 24, 2017